Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Curlew Lake Resources Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change

May 12, 2017

Item 3	News Release

May 11, 2017 disseminated through Newsfile Corp. and SEDAR filed.

Item 4	Summary of Material Change

On May 11, 2017 the Company announced that the Effective Date for the consolidation of its common shares on a ten (10) old shares for one (1) new share basis is market open on Friday, May 12, 2017.

Item 5.1	Full Description of Material Change

See attached News Release dated May 11, 2017 for full particulars.

Item 5.2	Disclosure for Restructuring Transactions:	N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:	N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Christopher Cherry, CFO
Phone: (604) 336-8610

Item 9	Date of Report

DATED this 12th day of May, 2017.

Per:	SIGNED: “Christopher Cherry”
Christopher Cherry, Chief Financial Officer

Suite303, 595 Howe Street
Vancouver, B.C. V6C 2T5
Phone: (604) 336- 8613 Fax: (604) 718- 2808

NEWS RELEASE

Curlew Announces Effective Date for 10:1 Consolidation

Vancouver, B.C. May 11, 2017 – Curlew Lake Resources Inc. (TSX-V: CWQ) announces further to its News Release dated April 27, 2017 that the TSX Venture Exchange has accepted the Company’s proposed 10:1 consolidation.

Accordingly, the Effective Date when the Company will commence trading on a post-consolidated basis will be at market open on Friday, May 12, 2017.

Prior to the consolidation the Company had 19,796,952 common shares issued and outstanding. Following the consolidation, the Company will have approximately 1,979,695 common shares issued and outstanding.

A Letter of Transmittal is being mailed to registered shareholders with instructions on how to exchange old share certificate(s) for new share certificate(s) of the Company.

There will be no change of name with this consolidation.

ON BEHALF OF THE BOARD

SIGNED: “Christopher Cherry”

Christopher Cherry, CFO and Secretary
For more information contact:
Christopher Cherry
Tel: (604) 908-3095
Website: www.curlew-lake.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.